FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of interim business report for the first half of the fiscal year ending March 31, 2009.

2.	Hitachi to commence tender offer for Hitachi Kokusai Electric shares.

3.	Hitachi to commence tender offer for Hitachi Koki shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date January 15, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

(Summary Translation)

Interim Business Report

(from April 1, 2008 to September 30, 2008)

Hitachi, Ltd.

Tokyo, Japan

(Note) Certain information including product introduction is omitted from this English translation.

CAUTIONARY STATEMENT

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this document and in other materials published by Hitachi.

Dear Shareholders:

On the occasion of reporting our business results for the first half of fiscal 2008, we sincerely appreciate your continued understanding and support.

The Japanese economy during the first half of fiscal 2008 remained in recession due to weak consumer spending and a decrease in capital investment. The global economy also experienced a clear slowdown due to soaring raw material prices and disturbances in the financial market triggered by the sub-prime loan problem.

In this operating environment, consolidated revenues for the first half of fiscal 2008 of Hitachi increased 1% from the same period of the preceding fiscal year, to JPY5,310.5 billion as a result of increased revenues from the Information & Telecommunication Systems and the Power & Industrial Systems.

In terms of income, the Information & Telecommunication Systems, whose HDD business has maintained its profitability since the second half of fiscal 2007, made a significant increase in earnings. Earnings from Electronic Devices, High Functional Materials & Components, and Logistics, Services & Others also increased, while loss from Digital Media & Consumer Products decreased. As a result, consolidated operating income for the first half of fiscal 2008 increased 62% from the same period of the preceding fiscal year, to JPY197.0 billion. Income before income taxes and minority interests stood at JPY138.1 billion. Net income was JPY14.1 billion.

During the first half of fiscal 2008, Hitachi has focused on strengthening its flat-panel TV business. Hitachi agreed with Panasonic Corporation (“Panasonic”) to enhance the comprehensive cooperation partnership on the flat-panel TV business, which enables procurement of glass panel components for plasma TVs from Panasonic, as well as promotion of joint development of high value-added products.

Meanwhile, the Compony received a surcharge payment order from the Japan Fair Trade Commission on alleged violations of the Antimonopoly Act in relation to the bidding for sewage pump installation works held by the Tokyo Metropolitan Government and the bidding for electrical equipment works at a water treatment facility held by Sapporo City. We deeply regret that this has happened, and we ask our shareholders to accept our sincere apology. Seriously reflecting on the matter, we are now committed to maintain an uncompromising attitude of complying with all applicable laws as well as respecting the principles of free and fair competition, so that a greater level of compliance can be achieved and such events never occur again.

The Compony has left its interim dividend unchanged at JPY3 per share. The decision was based on considerations that the Company needs to secure internal funds for capital investment and R&D, and ensure continuous payment of dividends to shareholders. We will definitely continue to promote our business structural reform initiatives with the aim of achieving greater competitiveness and revenues.

When we take a look at our operating environment in the coming years, the global economy is expected to remain uncertain, along with the worsening conditions including the slowdown in the U.S. Economy. The Japanese economy is also unpredictable as there are negative factors persisting; adverse impacts from soaring raw material prices, continued appreciation of the yen, and the sluggish stock market are among the concerns.

Under these extremely challenging operating environment, we will continue to work on strengthening our areas of focus, including environmental business, under the basic policy of “Collaborative Creation and Profits” in order to meet our shareholders’ expectation and enhance profitability. With respect to businesses yet to achieve profitability, we will take drastic measures, such as improving cost competitiveness, across the operation. This will allow us to build a stable and highly profitable business structure.

On the occasion of reporting our results for the first half of fiscal 2008, we would like to sincerely ask for your continued understanding and support.

November 2008

Etsuhiko Shoyama

Chairman of the Board

Kazuo Furukawa

President and Chief Executive Officer

Outline of Business Results by Operating Segment for the First Half of Fiscal 2008

Information & Telecommunication Systems

Segment revenues rose 2% from the same period of the preceding fiscal year, to JPY1,281.7 billion thanks to the steady performance in systems integration and outsourcing services business, and to the growth in sales of telecommunications equipment. Operating income rose 479%, to JPY72.1 billion. It was mainly due to the fact that HDDs business moved into the black compared with the same period of the preceding fiscal year, following the profitable fiscal 2007 second half.

Electronic Devices

Segment revenues came to JPY641.1 billion, almost the same as in the same period of the preceding fiscal year. It was mainly due to the decrease of semiconductor production equipment offsetting the higher revenues in LCDs business on rising demand for small and medium sized LCDs. Operating income rose 11%, to JPY28.5 billion, chiefly because of the improvement in profitability in LCDs business.

Power & Industrial Systems

Segment revenues rose 6% from the same period of the preceding fiscal year, to JPY1,693.8 billion. The result was due mainly to the rise in the overseas power systems business and the good performance in railway vehicles, elevators and escalators, Hitachi Construction Machinery Co., Ltd. Operating income came to JPY63.5 billion, almost the same as in the same period of the preceding fiscal year. It was mainly due to cost reductions offsetting the impact of soaring raw materials prices.

Digital Media & Consumer Products

Segment revenues were down 4% from the same period of the preceding fiscal year, to JPY695.5 billion, despite growth in sales of room air conditioners and air-conditioning equipment. The lower overall segment revenues reflected lower sales of flat-panel TV business and contraction in the overseas camcorder business. The segment posted an operating loss of JPY26.6 billion which represented a JPY24.2.billion improvement on the result for the same period of the preceding fiscal year. One of the main reasons for this was a decrease in loss in the flat-panel TV business due to the effect of business structural reform initiatives.

High Functional Materials & Components

Segment revenues decreased 1% from the same period of the preceding fiscal year, to JPY921.1 billion. Although sales grew at Hitachi Metals, Ltd., principally in automotive-related products, and also at Hitachi Cable, Ltd., mainly in the information and telecommunications networking business, the overall result reflects the impact of the sale of subsidiaries at Hitachi Chemical Co., Ltd. Segment operating income increased 7%, to JPY68.9 billion, due to healthy earnings growth at Hitachi Metals, Ltd.

Logistics, Services & Others

Segment revenues declined 7% from the same period of the preceding fiscal year, to JPY574.9 billion. Segment operating income increased 8%, to JPY11.6 billion, due primarily to higher earnings at Hitachi Transport System, Ltd. due to increased sales in the third-party logistics solutions business that respond to the clients’ needs for comprehensive outsourcing of their distribution-related activities.

Financial Services

Segment revenues decreased 15% from the same period of the preceding fiscal year, to JPY189.9 billion and operating income decreased 42%, to JPY7.4 billion due primarily to lower lease transaction volumes at Hitachi Capital Corporation.

Financial Information for the First Half of Fiscal 2008

Consolidated Financial Statements (Summary)

Consolidated Balance Sheets

	Billions of yen
	September 30, 2008	March 31, 2008
(Assets)
Current assets	5,333.3	5,401.7
Investments and advances	967.8	1,042.6
Property, plant and equipment	2,501.1	2,653.9
Other assets	1,520.9	1,432.5
Total assets	10,323.2	10,530.8

(Liabilities and stockholders’ equity)
Current liabilities	4,709.5	4,752.8
Noncurrent liabilities	2,283.5	2,464.8
Minority interests	1,172.0	1,142.5
Total stockholders’ equity	2,158.0	2,170.6
Total liabilities and stockholders’ equity	10,323.2	10,530.8

Consolidated Statements of Operations

	Years ended March 31
	First half of 2009	First half of 2008	2008
		(Billions of yen)
Revenues	5,310.5	5,280.4	11,226.7
Operating income	197.0	121.6	345.5
Income before income taxes and minority interests	138.1	136.0	324.7
Income before minority interests	64.2	35.9	52.6
Net income (loss)	14.1	(13.0)	(58.1)

Consolidated Statements of Cash Flows

	Years ended March 31
	First half of 2009	First half of 2008	2008
		(Billions of yen)
Cash flows from operating activities	246.9	378.5	791.8
Cash flows from investing activities	(242.7)	(424.9)	(637.6)
Cash flows from financing activities	(66.9)	(30.5)	(185.5)
Effect of exchange rate changes on cash and cash equivalents	(1.7)	4.0	(25.5)
Net decrease in cash and cash equivalents	(64.5)	(72.8)	(56.9)
Cash and cash equivalents at beginning of period	560.9	617.8	617.8
Cash and cash equivalents at end of period	496.4	545.0	560.9

(Notes)	1. Net assets per share as of September 30, 2008: JPY649.30
2. Net loss per share in this interim period: JPY4.27
3. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States.
4. Operating income has been prepared in conformity with accounting principles generally accepted in Japan.
5. The number of consolidated subsidiaries including variable interest entities is 890 and the number of companies accounted for under the equity method is 174 as of the end of September 2008.

Segment Information (Consolidated basis)

	First half of year ended March 31, 2009
	Revenues	Operating Income
	(%)	(Billions of yen)
Information & Telecommunication Systems	21	72.1
Electronic Devices	11	28.5
Power & Industrial Systems	28	63.5
Digital Media & Consumer Products	12	(26.6)
High Functional Materials & Components	15	68.9
Logistics, Services & Others	10	11.6
Financial Services	3	7.4

(Notes)

1.      The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Segment information has been prepared in conformity with accounting principles generally accepted in Japan.

2.      Percentage figures shown above are the proportions of each segment revenues to subtotal. The calculation of the percentage to total revenues by industry segment is on the basis including intersegment transactions.

Hitachi to Commence Tender Offer for Hitachi Kokusai Electric Shares

Plans to Make Hitachi Kokusai Electric a Consolidated Subsidiary to Build a

Stable Equity-Based Relationship and Strengthen Businesses Through Synergies

Tokyo, January 14, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has decided to purchase additional common shares of Hitachi Kokusai Electric Inc. (TSE:6756) by way of a public tender offer (hereinafter “Tender Offer”) to obtain a majority of voting rights. Due to the fact that the plans call for Hitachi Kokusai Electric to remain listed even after completion of the Tender Offer, Hitachi has set upper limits for number of purchasing shares.

Hitachi is focused on establishing a stable, high profit structure through such measures as strengthening the Group’s collective capabilities and improving the efficiency of Group management. Looking ahead, Hitachi plans to accelerate growth globally by expanding existing businesses and creating new ones. This will involve collaborative creation with customers and the pursuit of Group synergies, among other efforts.

The conversion of Hitachi Kokusai Electric into a consolidated subsidiary is intended to strengthen the equity-based relationship between Hitachi and Hitachi Kokusai Electric. At the same time, the age of broadcasting and telecommunications convergence, should lead to innovations by combining both companies’ expertise related to communications and video, broadcasting system and other businesses with their cutting-edge technologies, including wireless communications technologies and video processing technologies. It is also expected that greater cooperation with Hitachi Group companies will drive growth.

Purpose of the Tender Offer

(1)	Outline of the Tender Offer

Hitachi currently holds 37.98% of Hitachi Kokusai Electric’s issued shares, including indirect shareholdings of 0.86%, and thus accounts for Hitachi Kokusai Electric as an equity-method affiliate. However, Hitachi will conduct the Tender Offer, which will make Hitachi Kokusai Electric a consolidated subsidiary, with the dual aims of establishing a stable equity-based relationship as well as strengthening cooperative relationship.

The Tender Offer aims to convert Hitachi Kokusai Electric into a consolidated subsidiary by obtaining a majority of voting rights in it. Hitachi thus plans to purchase up to 13,406,000 additional shares in Hitachi Kokusai Electric, 12.74% of its issued shares, by way of tender offer.

According to the statement, which was announced by Hitachi Kokusai Electric on January 14, 2009, Hitachi Kokusai Electric Board of Directors resolved to approve the Tender Offer at its meeting held on the same day.

(2)	Rationale and Background to the Tender Offer, Management Policy After the Tender Offer

Hitachi manufactures and sells products and provides services as a manufacturer of a comprehensive range of electric and electronic equipment and systems, mainly in the Information & Telecommunication Systems, Power & Industrial Systems, and Digital Media & Consumer Products segments. The Hitachi Group, which consists of Hitachi, Ltd., its subsidiaries and affiliated companies, is also developing businesses in other fields such as Electronic Devices and High Functional Materials & Components.

Hitachi utilizes its laboratories to develop essential technologies for Group business divisions and companies in order to capture greater synergies across the Hitachi Group. Furthermore, a key priority is to deliver even better solutions and address various business issues faced by customers. Hitachi has worked to increase the responsiveness of Group company operations by sharing technologies within the Group, including mutual utilization of the Hitachi Group’s vast experience and expertise. Group companies maintain various cooperative relationships with Hitachi in business and administrative areas, but are also developing businesses in line with proprietary strategies according to the characteristics of their respective products and service fields.

At present, the Hitachi Group is focused on establishing a structure that consistently generates high profits. To this end, Hitachi has set forth a basic policy of generating synergies and strengthening overseas businesses by drawing on Group technologies, knowledge, experience and expertise. Hitachi is striving to strengthen its operating base by upgrading its globally competitive MONOZUKURI (manufacturing) capabilities and ensuring product reliability. Additionally, Hitachi is focused on recruiting and developing personnel who are ideally suited to strengthening overseas businesses, cutting procurement costs by obtaining volume-based discounts, and raising the efficiency with which funds are used within the Hitachi Group.

In the information network business, and the Social Infrastructure Business and the Life Infrastructure Business, where Hitachi is conducting transportation system, urban system and other businesses, Hitachi similarly aims to strengthen its operating base by generating synergies based on utilization of the Group’s technologies, knowledge, experience and expertise. In these fields, society’s demands are becoming increasingly sophisticated and complex, as highlighted by the emergence of a ubiquitous network society and a society offering advanced security, in addition to the convergence of broadcasting and telecommunications. Therefore, it is critically important to put in place foundations that will enable Hitachi to provide a swift and agile response to these needs.

Hitachi Kokusai Electric was formed from the merger of three companies, formerly known as Kokusai Electric Co., Ltd., Hitachi Denshi, Ltd., and Yagi Antenna Co., Ltd., in October 2000 with the goal of integrating companies in the Hitachi Group engaged in businesses related to wireless technologies. Since its formation, Hitachi Kokusai Electric has pursued business development in three fields—Wireless Communications and Information Systems, Broadcasting and Video Systems, and Semiconductor Manufacturing Systems—as a core company in the Hitachi Group, based on a proprietary strategy, while maintaining various cooperative relationships with Hitachi. Hitachi Kokusai Electric is currently seeking to create a highly profitable business structure by further strengthening these businesses, while forging greater cooperation within the Hitachi Group in new business fields and implementing business process reforms that take advantage of the latest IT systems.

Hitachi and Hitachi Kokusai Electric have cooperated in Hitachi’s information network business, and the Social Infrastructure Business and the Life Infrastructure Business in areas such as transport systems, urban systems and other businesses, where Hitachi has utilized Hitachi Kokusai Electric’s digital wireless communications systems for business use, video monitoring systems, and base stations for communications operators, among other technologies. Looking ahead, the two companies believe it is necessary to strengthen cooperation to capture more synergies in order to raise corporate value.

Furthermore, with the cost and uncertainty of raising funds increasing in the wake of recent financial market turmoil, a stronger equity-based relationship with Hitachi should enable Hitachi Kokusai Electric to gain further trust backed by Hitachi’s solid financial base, allowing it to develop a stable financial strategy. This is important as Hitachi Kokusai Electric develops its business globally moving forward.

Under these environments, Hitachi and Hitachi Kokusai Electric have worked together and evaluated various initiatives with a goal of increasing their respective corporate values and began examining the Tender Offer in detail around October 2008. As a result, Hitachi and Hitachi Kokusai Electric decided that strengthening their cooperative relationship via the purchase of a majority stake, with the aim of generating greater business synergies, would be an effective means for increasing both companies’ corporate value.

In order to cater to society’s needs, which are growing increasingly sophisticated and difficult as society sees the advent of ubiquitous networking and advanced security features and the convergence of broadcasting and communications. Hitachi believes Hitachi Kokusai Electric’s expertise is one of several Hitachi Group companies that can help meet the growing society demands existing today. For example, Hitachi Kokusai Electric’s expertise in digital wireless communications technology, video processing technologies and broadcasting businesses has taken on more importance than ever before. As a ubiquitous network society takes shape, greater cooperation between Hitachi and Hitachi Kokusai Electric will combine the business resources of the Hitachi Group as a whole to produce social innovation and generate increased synergies. Hitachi Kokusai Electric aims to expand its business by fusing digital wireless and video technologies. Additionally, Hitachi possesses wide-ranging core technologies, components and application products related to communications and video as well as the ability to create large-scale systems and to develop software at an advanced level that are essential for Social Infrastructure and Life Infrastructure businesses such as transportation systems and urban systems.

In Semiconductor Manufacturing Systems, one of its mainstay businesses, Hitachi Kokusai Electric commands leading shares in batch systems in the global market. It has garnered considerable trust from many device manufacturers. As a result, an even closer relationship with Hitachi will promote collaboration between Hitachi Kokusai Electric’s semiconductor manufacturing equipment business and the Hitachi Group’s electronic device business. This should lead to expansion in the Hitachi Group’s Industrial Infrastructure Business.

Greater cooperation than in the past between the two companies will harness the business resources of both entities as well as those of the Hitachi Group in all manner of fields. This higher level of cooperation promises to spur the development of both Hitachi and Hitachi Kokusai Electric. Areas where benefits are expected include utilization of the Hitachi Group’s reinforced quad-polar operating framework in the Americas, Europe, Asia and China; cooperation in R&D; application of the Hitachi Group’s broad portfolio of intellectual property rights through cross-licensing agreements and other means; cooperation in terms of finance; utilization of various expertise in areas such as business development, human resources and systems; use of the latest information; and cooperation in nurturing the Hitachi brand globally.

Hitachi Kokusai Electric will maintain its public listing, as Hitachi believes that retaining management autonomy as a listed company while strengthening the relationship between the two companies is an effective way of raising the corporate value of both. Therefore, Hitachi has no plans to make significant changes to Hitachi Kokusai Electric’s capital policies after the Tender Offer. Moreover, no significant changes are planned for the composition of Hitachi Kokusai Electric’s Board of Directors, management policy or businesses. Hitachi plans to continuously hold Hitachi Kokusai Electric’s shares, including shares purchased through the Tender Offer.

(3)	Reasons and Details of Any Plans to Purchase Additional Target Company Share Certificates After Completion of the Tender Offer

Hitachi plans to make Hitachi Kokusai Electric a consolidated subsidiary and has no plans to purchase additional Hitachi Kokusai Electric shares if it achieves this objective through the Tender Offer. However, if Hitachi is unable to acquire sufficient shares through the Tender Offer, it intends to take further steps after looking at the appropriate course of action, including an open-market purchase of shares, immediately after completion of the Tender Offer.

(4)	Outline of the Terms of the Tender Offer

The Tender Offer price per share represents a premium of 77.3% (rounded to the second decimal place) on the closing price of ¥440 of Hitachi Kokusai Electric’s common shares on the First Section of the Tokyo Stock Exchange on January 13, 2009. It also represents a premium of 66.7% (rounded to the first decimal place) on the simple arithmetic average of ¥468 (rounded to the nearest yen) of the closing share price of Hitachi Kokusai Electric’s common shares for the past month through January 13, 2009, as well as a premium of 76.9% (rounded to the first decimal place) on the simple arithmetic average of ¥441 (rounded to the nearest yen) of the closing share price of Hitachi Kokusai Electric’s common shares for the past 3 months through January 13, 2009. Furthermore, it is a 32.9% (rounded to the first decimal place) premium on the simple arithmetic average of ¥587 (rounded to the nearest yen) of closing prices of Hitachi Kokusai Electric’s common shares for the past 6 months through January 13, 2009.

(5)	Agreement Regarding Tender Offer

As per (1) above, according to the statement announced by Hitachi Kokusai Electric on January 14, 2009, Hitachi Kokusai Electric Board of Directors resolved to approve the Tender Offer at its meeting held on the same day.

According to the statement above, Hitachi Kokusai Electric Board members Messrs. Shungo Dazai and Yoshiki Yagi did not participate in any discussions or resolutions concerning the Tender Offer, including the aforementioned acceptance of the Tender Offer, to avoid a conflict of interest due to their capacity and backgrounds; Mr. Dazai concurrently serves as a director of Hitachi and has a special interest, while Mr. Yagi was formerly Hitachi’s director and is presently a senior advisor emeritus to Hitachi. Moreover, these two individuals did not take part in discussions and negotiations with the Tender Offeror from the standpoint of Hitachi Kokusai Electric.

(6)	Status of Listing

Hitachi Kokusai Electric’s shares are listed on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange. Plans call for Hitachi Kokusai Electric to remain listed even after completion of the Tender Offer.

2. Outline of the Tender Offer and Other Information

(1)	Outline of the Target

Company Name	Hitachi Kokusai Electric Inc.

Description of Businesses	Production and sales of Wireless Communications and Information Systems (wireless communications systems and information processing systems), Broadcasting and Video Systems (broadcasting systems, and monitoring systems and image processing), Semiconductor Manufacturing Systems (semiconductor manufacturing equipment)

Date Established	November 17, 1949

Head Office	4-14-1 Soto-Kanda, Chiyoda-ku, Tokyo, Japan

Name and Title of Representative	Kunio Hasegawa, President, Chief Executive Officer and Director

Paid-in Capital	¥10,058 million (As of September 30, 2008)

Major Shareholders and Shareholdings

Hitachi, Ltd.

Japan Trustee Services Bank, Ltd. (Trustee Account)

The Master Trust Bank of Japan, Ltd. (Trustee Account)

Japan Trustee Services Bank, Ltd. (Trustee Account4G)

TAM TWO

(Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)

37.12% 7.80% 6.87% 3.34% 1.45%
(As of September 30, 2008)

	Capital Relationships	Hitachi holds 39,967,712 shares of Hitachi Kokusai Electric, equivalent to a shareholding of 37.98% of the total number of shares issued, including indirect holdings of 0.86%. (As of September 30, 2008)
	Personnel Relationships	One Hitachi director and one Hitachi senior advisor emeritus (a former director) sit on Hitachi Kokusai Electric’s Board of Directors.

Relationships Between the Company and the Target	Transaction Relationships	Hitachi receives funds from Hitachi Kokusai Electric under the Hitachi Group’s cash pooling system.
	Status as a Related Party	Hitachi Kokusai Electric is an equity-method affiliate of Hitachi, and therefore a related party of Hitachi.

(2)	Duration of the Tender Offer

1) Initial Period of the Tender Offer in the Registration

From Monday, January 26, 2009 to Monday, March 9, 2009 (both inclusive) (30 business days)

2) Possibility of Extending the Above Period Upon Request of the Target

None

(3)	Price of Tender Offer: ¥780 per share

(4)	Basis of Calculation of Offer Price, etc.

1) Basis of Calculation

Hitachi requested Nomura Securities Co., Ltd, a financial adviser and third-party appraiser independent of both Hitachi and Hitachi Kokusai Electric, to calculate Hitachi Kokusai Electric’s share value for reference purposes in determining the Tender Offer price. Nomura Securities made separate valuations per share using the average market share price method, the comparable company analysis method and the discounted cash flow method (the “DCF” method). Hitachi received Nomura Securities’ valuation report on Hitachi Kokusai Electric’s shares on January 13, 2009. The range of valuations per share of Hitachi Kokusai Electric’s common stock calculated according to each method is as follows.

Average market share price method	¥468 to ¥490
Comparable company analysis method	¥634 to ¥725
DCF method	¥622 to ¥789

Firstly, under the average market share price method, Nomura Securities calculated a range per share of common stock of ¥468 to ¥490 based on the closing price of Hitachi Kokusai Electric’s common stock on the First Section of the Tokyo Stock Exchange on the record date of January 9, 2009, the average closing price for the most recent one week, and a simple average of the closing price from December 25, 2008, the day after the latest disclosure of a material event, through the record date. The latest disclosure of a material event refers to the revision of earnings projections announced by Hitachi Kokusai Electric on December 24, 2008.

Under the comparable company analysis method, Nomura Securities calculated a range per share of common stock of ¥634 to ¥725, evaluating Hitachi Kokusai Electric’s share value by comparing share prices and financial indicators such as profitability of listed companies engaged in similar businesses to Hitachi Kokusai Electric.

Finally, under the DCF method, Nomura Securities calculated a range per share of common stock of ¥622 to ¥789 after analyzing corporate value and share price by discounting free cash flows Hitachi Kokusai Electric is expected to generate in the future by a certain discount rate to arrive at a net present value. This analysis was based on Hitachi Kokusai Electric’s estimated future profits from the fiscal year ending March 31, 2009, taking into consideration Hitachi Kokusai Electric’s business plans, a management interview conducted with Hitachi Kokusai Electric, recent business performance, public information disclosures and other contributing factors.

Hitachi considered the Tender Offer price, taking comprehensively into account the valuations derived by Nomura Securities using each method in its valuation report. In addition to the valuation results supplied by Nomura Securities, Hitachi also comprehensively considered Hitachi Kokusai Electric’s share price trend, whether Hitachi Kokusai Electric would accept the Tender Offer, examples of premiums on tender offer prices in past examples of tender offers for share certificates, expected subscriptions to the Tender Offer and other factors. The final Tender Offer price was set at ¥780 per common share by Hitachi’s President and Chief Executive Officer on January 14, 2009.

The Tender Offer price per share represents a premium of 77.3% (rounded to the first decimal place) on the closing price of ¥440 of Hitachi Kokusai Electric’s common shares on the First Section of the Tokyo Stock Exchange on January 13, 2009. It also represents a premium of 66.7% (rounded to the first decimal place) on the simple arithmetic average of ¥468 (rounded to the nearest yen) of the closing share price of Hitachi Kokusai Electric’s common shares for the past month through January 13, 2009, as well as a premium of 76.9% (rounded to the first decimal place) on the simple arithmetic average of ¥441 (rounded to the nearest yen) of the closing share price of Hitachi Kokusai Electric’s common shares for the past 3 months through January 13, 2009. Furthermore, it is a 32.9% (rounded to the first decimal place) premium on the simple average of ¥587 (rounded to the nearest yen) of closing prices of Hitachi Kokusai Electric’s common shares for the past 6 months through January 13, 2009.

2) Background of the Valuation

Hitachi and Hitachi Kokusai Electric, as one of its affiliated companies, have cooperated in Hitachi’s information network business, and the Social Infrastructure Business and the Life Infrastructure Business in areas such as transport systems, urban systems and other businesses, Hitachi has utilized Hitachi Kokusai Electric’s digital wireless communications systems for business use, video monitoring systems, and base stations for communications operators, among other technologies. Looking ahead, in order to raise corporate value the two companies believe it is necessary to strengthen cooperation and capitalize on leveraging synergies.

Furthermore, with the cost and uncertainty of raising funds increasing in the wake of recent financial market turmoil, a stronger equity-based relationship with Hitachi should enable Hitachi Kokusai Electric to gain further trust backed by Hitachi’s solid financial base, allowing it to formulate a stable financial strategy. This is important as Hitachi Kokusai Electric develops its business globally moving forward.

Under these environments, Hitachi and Hitachi Kokusai Electric have worked together in evaluating various initiatives to increase their respective corporate values. The two companies began examining the Tender Offer in detail around October 2008. As a result of this process, Hitachi and Hitachi Kokusai Electric decided that strengthening their cooperative relationship via the purchase of a majority stake by the former in the latter to make it a consolidated subsidiary, with the aim of generating greater business synergies, would be an effective means of increasing both companies’ corporate value and so decided to conduct the Tender Offer. The Tender Offer price was decided in the following manner.

i) Name of Third Party From Which the Company Obtained Valuations:

Hitachi appointed Nomura Securities Co., Ltd. in December 2008, as a financial adviser and third-party appraiser independent of both Hitachi and Hitachi Kokusai Electric, to calculate Hitachi Kokusai Electric’s share value for reference purposes in determining the Tender Offer price. Hitachi received a valuation report on January 13, 2009 from Nomura Securities for helping determine the Tender Offer price.

ii) Outline of the Valuation Report

Nomura Securities made separate valuations per share of Hitachi Kokusai Electric’s share value using the average market share price method, the comparable company analysis method and the DCF method, in the following ranges.

Average market share price method	¥468 to ¥490
Comparable company analysis method	¥634 to ¥725
DCF method	¥622 to ¥789

iii) Process for Determining the Tender Offer Price Based on the Valuation Report

Hitachi considered the Tender Offer price, taking comprehensively into account the valuations derived by Nomura Securities using each method in its valuation report. In addition to the valuation results supplied by Nomura Securities, Hitachi also comprehensively considered Hitachi Kokusai Electric’s share price trend, whether Hitachi Kokusai Electric would accept the Tender Offer, examples of premiums on tender offer prices in past examples of tender offers for share certificates, expected subscriptions to the Tender Offer and other factors. The final Tender Offer price was set at ¥780 per common share by Hitachi’s President and Chief Executive Officer on January 14, 2009.

According to the statement, which was announced by Hitachi Kokusai Electric on January 14, 2009, Hitachi Kokusai Electric requested a valuation of its share price from Mizuho Securities Co., Ltd., an independent third-party appraiser, and received a valuation report and an explanation of the result of the analysis. Hitachi Kokusai Electric also received necessary legal advice from Torikai Law Office. According to the statement above, Hitachi Kokusai Electric decided that the terms of the Tender Offer were reasonable, referencing the valuation report and legal advice and carefully considering contribution to Hitachi Kokusai Electric’s business plan and its business development due to becoming Hitachi’s consolidated subsidiary, possibility of increasing its corporate value, etc. Consequently, Hitachi Kokusai Electric Board of Directors resolved to approve the Tender Offer at its meeting held on January 14, 2009. According to the statement above, Hitachi Kokusai Electric Board members Messrs. Shungo Dazai and Yoshiki Yagi did not participate in any discussions or resolutions concerning the Tender Offer, including the aforementioned acceptance of the Tender Offer, to avoid a conflict of interest due to their capacity and backgrounds; Mr. Dazai concurrently serves as a director of Hitachi and has special interest, while Mr. Yagi was formerly Hitachi’s director and is presently a senior advisor emeritus to Hitachi. Moreover, these two individuals did not take part in discussions and negotiations with Hitachi from the standpoint of Hitachi Kokusai Electric.

3) Relationship With the Third-Party Appraiser:

Nomura Securities is not a Related Party of Hitachi.

(5)	Planned Number of Share Certificates to Be Purchased

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased
13,406,000 shares	— shares	13,406,000 shares

Notes:

1.	In the event that the total number of tendered share certificates, etc., is less than or equal to the planned maximum number of shares to be purchased (13,406,000 shares), Hitachi will purchase all the share certificates, etc., tendered in the Tender Offer. If the total number of tendered share certificates, etc., exceeds the planned maximum number of shares to be purchased (13,406,000 shares), Hitachi will not purchase the excess in whole or in part. Instead, Hitachi shall determine the purchase of share certificates and handle other settlement matters on a pro rata basis, in accordance with Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Law (the “Law”) of Japan and the provisions of Article 32 of the Cabinet Office Ordinance regarding disclosure of tender offers for shares, etc., by entities other than issuers (the “Ordinance”).
2.	Shares constituting less than one trading unit (tangen) are also eligible for the Tender Offer. In addition, Hitachi Kokusai Electric may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less than one trading unit exercise their right to request purchase of their shares in accordance with the relevant provisions of the Corporation Law.
3.	Hitachi does not intend to acquire treasury shares held by Hitachi Kokusai Electric through the Tender Offer.

(6)	Changes in Shareholding Ratio Due to Tender Offer

Number of voting rights represented by share certificates, etc., held by the Tender Offeror immediately before the Tender Offer	39,056 units	(Shareholding ratio immediately before the Tender Offer: 38.65%)

Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately before the Tender Offer	492 units	(Shareholding ratio immediately before the Tender Offer: 0.49%)

Number of voting rights represented by share certificates, etc., to be purchased by the Tender Offer	13,406 units	(Shareholding ratio after the Tender Offer: 51.47%)

Total number of voting rights held by all the shareholders in the Target	101,051 units

Notes:

1.	The “Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately before the Tender Offer” represents the total number of voting rights relating to share certificates, etc., held by each Special Related Party (excluding treasury stock held by Hitachi Kokusai Electric) as identified by Hitachi as of January 14, 2009.

2.	The “Number of voting rights represented by share certificates, etc., to be purchased by the Tender Offer” indicates the number of voting rights relating to share certificates, etc., that are to be purchased in the Tender Offer.

3.

The “Total number of voting rights held by all the shareholders in the Target” (Every 1,000 shares represent one trading unit (1 tangen)) indicates the number of voting rights of all the shareholders of the Target as of September 30, 2008, as reported in the Quarterly Report for the 2nd quarter of its 85th Business Period, submitted by Hitachi Kokusai Electric on November 13, 2008. Because shares of less than one trading unit also fall within the scope of this Tender Offer, the “Shareholding ratio after the Tender Offer” was calculated based on the following: 102,892 units were used for the “Total number of voting rights held by all the shareholders in the Target,” determined by adding 1,841 units (the number of voting rights corresponding to 1,841,566 shares of less than one trading unit after deducting 693 shares, the number of Hitachi Kokusai Electric’s treasury shares that were less than one unit as of September 30, 2008 from 1,842,259 shares, the number of shares of less than one unit as of the same date as reported by Hitachi Kokusai Electric in the aforementioned Business Report) to 101,051 units, the “Total number of voting rights held by all the shareholders in the Target.”

4.	Because share certificates, etc., held by Special Related Parties also fall within the scope of this Tender Offer, Hitachi will either purchase all shares tendered by Special Related Parties or a number determined on a pro rata basis. In this case, the “Shareholding ratio after the Tender Offer” will be lower than 51.47%.

5.	The figures in the “Shareholding ratio immediately before the Tender Offer” and the “Shareholding ratio after the Tender Offer” were rounded to second decimal places.

(7) Tender Offer Cost: ¥10,457 million

Note: The Tender Offer Cost is calculated by multiplying 13,406,000 shares (Planned Number of Shares to Be Purchased) by the Offer Price for each share of ¥780.

(8) Method of Settlement

1)	Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

2)	Commencement Date of Settlement

Monday, March 16, 2009

3)	Method of Settlement

Method of settlement will be announced as soon as it is determined.

4)	Method of Returning Share Certificates, etc.

Method of returning share certificates, etc. will be announced as soon as it is determined.

(9) Other Conditions and Methods of Purchase, etc.

1)	Conditions and Details in Each Item of Article 27-13, Paragraph 4 of the Law

If the total number of tendered share certificates, etc., is less than the planned maximum number of shares to be purchased (up to 13,406,000 shares), Hitachi will purchase all of the tendered share certificates, etc.

If the total number of tendered share certificates, etc. exceeds the planned maximum number of shares to be purchased (up to 13,406,000 shares), Hitachi will not purchase the excess in whole or in part. Instead, Hitachi shall determine the purchase of share certificates and handle other settlement matters on a pro rata basis, in accordance with Article 27-13, Paragraph 5 of the Law and the provisions of Article 32 of the Ordinance (If the number of tendered share certificates, etc., by a shareholder contains a portion of shares less than 1 trading unit (tangen: 1,000 shares), the number of shares to be purchased, as calculated on a pro rata basis, will be limited to the number of tendered share certificates, etc., by each shareholder.).

If the total number of shares to be purchased from each tendering shareholder, after rounding the number of shares constituting less than one trading unit resulting from pro rata calculation, is less than the planned maximum number of shares to be purchased, Hitachi will purchase one trading unit from each of the tendering shareholders, beginning with the tendering shareholder with the largest number of disregarded fractional shares due to rounding, until the planned maximum number of shares to be purchased is reached (if purchase of one additional trading unit exceeds the number of tendered share certificates, etc., the purchase will be limited to the number of tendered share certificates, etc.). However, if the planned maximum number of shares to be purchased is exceeded as a result of making purchases via this method from all tendering shareholders with the same number of disregarded fractional shares, purchases will be determined by lottery among said shareholders to the extent that the number of shares to be purchased does not fall below the planned maximum number of shares to be purchased.

If the total number of shares to be purchased from each tendering shareholder, after rounding the number of shares constituting less than one trading unit resulting from pro rata calculation, is more than the planned maximum number of shares to be purchased, Hitachi will reduce the purchase by one trading unit from each of the tendering shareholders, beginning with the tendering shareholder with the most shares rounded up to a trading unit, to the extent that the number of shares to be purchased does not fall below the planned maximum number of shares to be purchased (if the number of shares to be purchased, as calculated on a pro rata basis, contains a portion of shares less than one trading unit, the purchase will be reduced by that amount). However, if the planned maximum number of shares to be purchased is not reached as a result of reducing purchases via this method from all tendering shareholders with the same number of fractional shares raised to a trading unit, reductions will be determined by lottery among said shareholders to the extent that the number of shares to be purchased does not fall below the planned maximum number of shares to be purchased.

2)	Conditions of Withdrawal of Tender Offer, Details Thereof and Method of Disclosure Withdrawal

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Items 1.1 or 1.9 and 1.12 or 1.18, Items 3.1 or 3.8, Item 4, and Article 14, Paragraph 2, Items 3 or 6, of the Enforcement Regulations of the Financial Instruments and Exchange Law (the “Enforcement Regulations”), the Tender Offeror may withdraw the Tender Offer. If the Tender Offeror decides to withdraw the Tender Offer, the Tender Offeror will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay.

3)	Conditions for Reducing Tender Offer Price, Details Thereof and Method of Disclosing Reduction

If Hitachi Kokusai Electric takes any actions provided for in Article 13, Paragraph 1 of the Enforcement Regulations during the Tender Offer Period in accordance with the provisions of Article 27-6, Paragraph 1, Item 1 of the Law, the Tender Offer price may be reduced in accordance with the provisions of Article 19, Paragraph 1 of the Ordinance.

If the Tender Offeror decides to reduce the Tender Offer price, the Tender Offeror will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If the Tender Offer price is reduced, share certificates tendered before the public notice, will also be purchased at the reduced Tender Offer price.

4)	Matters Concerning Tendering Shareholders’ Rights to Cancel Contracts

Any tendering shareholder may cancel a contract relating to the Tender Offer at any time during the Tender Offer Period. Tendering shareholders intending to cancel a contract should deliver or send a Cancellation Statement for Tender Offer Agreement (the “Cancellation Statement”) along with the tender offer application acceptance receipt to the head office or nationwide branch offices of the agent designated below, by 3:30 p.m. on the last day of the Tender Offer Period. Provided, however, that cancellations sent by tendering shareholders, must reach the said offices by no later than 3:30 p.m. on the last day of the Tender Offer Period.

The agent with the authority to receive a Cancellation Statement:

Nomura Securities Co., Ltd.	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
(other nationwide branch offices in Japan)

Hitachi will not make any claim for damages or the payment of penalties to a tendering shareholder if a tendering shareholder cancels a contract. In addition, Hitachi will bear the costs of returning tendered share certificates, etc.

5)	Method of Disclosure If Conditions, etc., of the Tender Offer Are Changed

If the Tender Offeror decides to change Tender Offer conditions, etc., the Tender Offeror will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun detailing the changes. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If Tender Offer conditions, etc., are changed, share certificates tendered before the public notice, will also be purchased under the amended conditions.

6)	Method of Disclosure When Submitting an Amended Statement

If an Amendment to the Tender Offer Registration Statement is filed with the Director of the Kanto Local Finance Bureau in Japan, the Tender Offeror will immediately announce details from the amended statement that relate to the contents of the public notice of the commencement of the Tender Offer, in accordance with the manner prescribed by Article 20 of the Ordinance. The Tender Offeror will also immediately change the Tender Offer Explanatory Statement and deliver the amended document to tendering shareholders who have already received the Tender Offer Explanatory Statement. However, if the changes are only minor in nature, the Tender Offeror will prepare a document stating the reasons for such amendments, the items that have been amended and the details, and deliver said document to tendering shareholders.

7)	Method of Disclosing Tender Offer Results

The Tender Offeror will publicly announce the results of the Tender Offer the day after the last day of the Tender Offer Period, in accordance with the provisions of Article 9-4 of the Enforcement Regulations and of Article 30-2 of the Ordinance.

8)	Other

This Tender Offer is not being made, either directly or indirectly, in or to the United States. Nor are the U.S. postal service or other means or instrumentality of interstate or international commerce, including, but not limited to, telephones, telexes, facsimile transmissions, e-mails or internet communications, being utilized in making the Tender Offer. The Tender Offer is also not being made through securities exchange facilities in the United States. The Tender Offeror cannot accept applications to the Tender Offer made by said methods or measures or through said facilities or from the United States.

The Tender Offer Registration Statement or related purchase documentation will not be delivered or sent by the postal service or any other means in, to, or from the United States. The Tender Offeror will not accept any applications to the Tender Offer that are in violation, directly or indirectly, of the above restrictions.

When applying to the Tender Offer, tendering shareholders (in the case of foreign shareholders, their standing proxy) may be requested to make declarations and warranties to Hitachi or the Tender Offer Agent concerning the following:

(i) The tendering shareholder is not resident in the United States at either the time of application or when sending Tender Offer application forms.

(ii) The tendering shareholder has not, directly or indirectly, received or sent any information (including copies) regarding the Tender Offer in, to or from the United States.

(iii) The tendering shareholder has not, directly or indirectly, used the U.S. postal service, or any other means or instrumentality of U.S. interstate or international commerce, including, but not limited to, telephones, telexes, facsimile transmissions, e-mails or internet communications, and has not used securities exchange facilities in the United States to sign and deliver Tender Offer application forms.

(iv) The tendering shareholder is not acting as an agent without discretionary power or as a depositary for others (excluding cases where said person submits all purchase instructions from outside the United States).

(10)	Date of Public Notice of Commencement of the Tender Offer

Monday, January 26, 2009

(11)	Tender Offer Agent

Nomura Securities Co., Ltd.	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

3. Management Policy and Outlook After Completion of the Tender Offer

(1)	Management Policy After Completion of the Tender Offer

Refer to “1. Purpose of the Tender Offer” with regard to the management policy after completion of the Tender Offer.

(2)	Outlook for Future Business Performance After Completion of the Tender Offer

The expected impact of the Tender Offer on the Hitachi Group’s business results will be announced as soon as it is determined.

4. Other Information

(1)	Agreement Between the Tender Offeror and the Target and/or Its Directors

Please refer to “1. Purpose of the Tender Offer” with regard to the existence of an agreement and details thereof between Hitachi and Hitachi Kokusai Electric and/or its directors.

(2)	Other Information Considered Necessary for Helping Investors Decide Whether to Subscribe to the Tender Offer

Hitachi Kokusai Electric submitted its Quarterly Report for the 2nd quarter of its 85th Business Period on November 13, 2008. A summary of Hitachi Kokusai Electric’s consolidated operating results and other financial information based on this report is provided in the tables below.

1) Operating Results (Millions of yen)

Accounting Period	First Half of 85th Business Period (April 1, 2008 to September 30, 2008)
Net sales	66,442
Cost of sales	52,387
Selling, general and administrative expenses	15,271
Non-operating income	831
Non-operating expenses	266
Net loss	(1,007)

Note: Net sales exclude consumption tax, etc.

2) Data per Share (Yen)

Accounting Period	First Half of 85th Business Period (April 1, 2008 to September 30, 2008)
Net loss per share	(9.79)
Dividend per share	9.00
Net assets per share	1,044.31

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Other Cautionary Matters

•

In accordance with the provisions of the Financial Instruments and Exchange Law, Article 167, paragraph 3 and its Enforcement Order, Article 30, anyone having read this press release is considered a primary recipient of information from the viewpoint of insider trading regulations. We accordingly urge you to exercise due care as you may be prohibited from purchasing the stocks of Hitachi Kokusai Electric before 12 hours have passed from the time of this announcement. If you are held liable under criminal, civil, or administrative laws for making such a prohibited purchase, we note that Hitachi will assume no responsibility whatsoever.

•

This announcement is a press release announcing the tender offer and has not been prepared for the purpose of soliciting an offer to sell stocks. If shareholders wish to make an offer to sell their stocks, they should first read the Explanatory Document for the tender offer and make their own decision. This press release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefore.

•

This press release contains certain forward-looking statements based on the Company’s Management’s current view of future business developments that may occur upon successful completion of the tender offer. Various factors may cause actual results to differ materially from the forward-looking statements.

•

The tender offer is not being made, directly or indirectly, in or into the United States, or by the use of the mails, or by any other means or instrumentality (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and internet communications) of interstate or foreign commerce, or by any facility of a national securities exchange of the United States of America. Accordingly, copies of offering documents are not being, and must not be, mailed or otherwise be forwarded, transmitted, distributed or sent in, into or from the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported application of the tender offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.

•

Some countries or regions may impose restrictions on the announcement, issue or distribution of this press release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the tender offer is illegal, even upon receiving this press release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy stocks relating to the tender offer and shall be deemed a distribution of materials for informative purposes only.

# # #

Hitachi to Commence Tender Offer for Hitachi Koki Shares

Plans to Make Hitachi Koki a Consolidated Subsidiary to Build a Stable

Equity-Based Relationship and Strengthen Cooperation

Tokyo, January 14, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has decided to purchase additional common shares of Hitachi Koki Co., Ltd. (TSE: 6581) by way of a public tender offer (hereinafter “Tender Offer”) to obtain a majority of voting rights. Due to the fact that the plans call for Hitachi Koki to remain listed even after completion of the Tender Offer, Hitachi has set upper limits for number of purchasing shares.

Hitachi is focused on establishing a stable, high profit structure through such measures as strengthening the Group’s collective capabilities and improving the efficiency of Group management. Looking ahead, Hitachi plans to accelerate growth globally by expanding existing businesses and creating new ones. This will involve collaborative creation with customers and the pursuit of Group synergies, among other efforts.

The conversion of Hitachi Koki into a consolidated subsidiary is intended not only to strengthen the equity-based relationship between Hitachi and Hitachi Koki, but also to foster greater collaboration in other areas, including business expansion on a global scale and research and development into lithium-ion battery-operated products, a strategic product for Hitachi Koki. Additionally, the primary goal is to drive further development at both companies through this enhanced relationship.

1. Purpose of the Tender Offer

(1)	Outline of the Tender Offer

Hitachi currently holds 32.05% of Hitachi Koki’s issued shares, including indirect shareholdings of 9.07%, and thus accounts for Hitachi Koki as an equity-method affiliate. Hitachi will conduct the Tender Offer, which will make Hitachi Koki a consolidated subsidiary, with the dual aims of establishing a stable equity-based relationship as well as strengthening cooperative relationship.

The Tender Offer aims to convert Hitachi Koki into a consolidated subsidiary by obtaining a majority of voting rights in it. Hitachi thus plans to purchase up to 12,473,000 additional shares in Hitachi Koki, 10.13% of its issued shares, by way of tender offer.

According to the statement, which was announced by Hitachi Koki on January 14, 2009, all directors in attendance at a Hitachi Koki Board of Directors’ meeting held on the same day unanimously agreed to approve the Tender Offer.

Chuo Shoji Ltd., a subsidiary of Hitachi and therefore a Special Related Party, has agreed with Hitachi not to subscribe to the Tender Offer.

(2)	Rationale and Background to the Tender Offer, Management Policy After the Tender Offer

Hitachi manufactures and sells products and provides services as a manufacturer of a comprehensive range of electric and electronic equipment and systems, mainly in the Information & Telecommunication Systems, Power & Industrial Systems, and Digital Media & Consumer Products segments. The Hitachi Group, which consists of Hitachi, Ltd., its subsidiaries and affiliated companies, is also developing businesses in other fields such as Electronic Devices and High Functional Materials & Components.

Hitachi utilizes its laboratories to develop essential technologies for Group business divisions and companies in order to capture greater synergies across the Hitachi Group. Furthermore, a key priority is to deliver even better solutions and address various business issues faced by customers. Hitachi has worked to increase the responsiveness of Group company operations by sharing technologies within the Group, including mutual utilization of the Hitachi Group’s vast experience and expertise. Group companies maintain various cooperative relationships with Hitachi in business and administrative areas, but are also developing businesses in line with proprietary strategies according to the characteristics of their respective products and service fields.

At present, the Hitachi Group is focused on establishing a structure that consistently generates high profits. To this end, Hitachi has set forth a basic policy of generating synergies and strengthening overseas businesses by drawing on Group technologies, knowledge, experience and expertise. Hitachi is striving to strengthen its operating base by upgrading its globally competitive MONOZUKURI (manufacturing) capabilities and ensuring product reliability. Additionally, Hitachi is focused on recruiting and developing personnel who are ideally suited to strengthening overseas businesses, cutting procurement costs by obtaining volume-based discounts, and raising the efficiency with which funds are used within the Hitachi Group. In terms of businesses, work is continuing on promoting integrated development in the Hitachi Group of lithium-ion batteries for the automotive, railway vehicles and power tool fields, as well as integrating the development framework for motors.

Hitachi Koki was established in 1948 and since then has developed a business, with a mainstay of power tools, as a global company. Through these efforts, it has built a leading brand image in markets in countries around the world, and commands a top-tier share of the Japanese marketplace. In recent years, it has achieved a double-digit operating income ratio. As a company sharing the Hitachi brand, Hitachi Koki enjoys a cooperative relationship with Hitachi, and some of its products are sold through Hitachi sales companies and distributors. Furthermore, Hitachi Koki products are widely recognized as Hitachi branded products, meaning Hitachi Koki benefits from its association with the Hitachi brand.

Presently, Hitachi Koki is positioning global business development as the pillar of its growth strategy. By strengthening sales and product development capabilities and its brand, it seeks to expand its market share and bolster its earnings power worldwide. At the same time, it is working to enhance its cost competitiveness by creating an optimal production framework suited to global expansion of its business. In regards to lithium-ion battery-operated products, a strategic product for the company in particular, Hitachi Koki is working to expand sales by enhancing the competitiveness of its products as well as its lineup.

Furthermore, ongoing technological advancement, cooperation in terms of R&D and technology in technology fields common to Hitachi Group products will be an important issue going forward. In Hitachi Koki’s strategic product field of lithium-ion battery-operated products, in particular, closer collaboration between Hitachi Koki and Hitachi is seen as vital. Moreover, to bolster competitiveness in global markets, greater cooperation will be needed to develop the Hitachi brand, as well as to generate synergies through utilization of both companies’ sales capabilities and expertise in various businesses.

Furthermore, with the cost and uncertainty of raising funds increasing in the wake of recent financial market turmoil, a stronger equity-based relationship with Hitachi should enable Hitachi Koki to gain further trust backed by Hitachi’s solid financial base, allowing it to develop a stable financial strategy. This is important as Hitachi Koki develops its business globally moving forward.

Under these environments, Hitachi and Hitachi Koki have repeatedly worked together and evaluated various initiatives with a goal of increasing their respective corporate values and began examining the Tender Offer in detail around October 2008. As a result, Hitachi and Hitachi Koki decided that strengthening their cooperative relationship by building a more stable equity-based relationship, which would involve Hitachi making Hitachi Koki a consolidated subsidiary, would be an effective means for increasing both companies’ corporate value.

Cooperation between the two companies will harness the business resources of both entities as well as those of the Hitachi Group in all manner of fields. This higher level of cooperation promises to spur the development of both Hitachi and Hitachi Koki. Areas where benefits are expected include utilization of the Hitachi Group’s reinforced quad-polar operating framework in the Americas, Europe, Asia and China; cooperation in R&D centered on lithium-ion batteries; application of the Hitachi Group’s broad portfolio of intellectual property rights through cross-licensing agreements and other means; cooperation in terms of finance; and cooperation on nurturing the Hitachi brand globally. Through this cooperation, Hitachi Koki should be able to further expand into overseas markets, particularly in Europe and the U.S., achieve incremental cost savings by expanding overseas production, mainly in China, and maintain its leading domestic market share.

Hitachi Koki will maintain its public listing, as Hitachi believes that retaining management autonomy as a listed company while strengthening the relationship between the two companies is an effective way of raising the corporate value of both. Therefore, Hitachi has no plans to make significant changes to Hitachi Koki’s capital policies after the Tender Offer. Moreover, no significant changes are planned for the composition of Hitachi Koki’s Board of Directors, management policy or businesses. Hitachi plans to continuously hold Hitachi Koki’s shares, including shares purchased through the Tender Offer.

(3)	Reasons and Details of Any Plans to Purchase Additional Target Company Share Certificates After Completion of the Tender Offer

Hitachi plans to make Hitachi Koki a consolidated subsidiary and has no plans to purchase additional Hitachi Koki shares if it achieves this objective through the Tender Offer. However, if Hitachi is unable to acquire sufficient shares through this Tender Offer, it intends to take further steps after looking at the appropriate course of action, including an open-market purchase of shares, immediately after completion of the Tender Offer.

(4)	Outline of the Terms of the Tender Offer

The Tender Offer purchase price per share represents a premium of 75.7% (rounded to the first decimal place) on the closing price of ¥740 of Hitachi Koki’s common shares on the First Section of the Tokyo Stock Exchange on January 13, 2009. It also represents a premium of 75.0% (rounded to the first decimal place) on the simple arithmetic average of ¥743 (rounded to the nearest yen) of the closing share price of Hitachi Koki’s common shares for the past month through January 13, 2009, as well as a premium of 76.6% (rounded to the first decimal place) on the simple arithmetic average of ¥736 (rounded to the nearest yen) of the closing share price of Hitachi Koki’s common shares for the past 3 months through January 13, 2009. Furthermore, it is a 29.1% (rounded to the first decimal place) premium on the simple arithmetic average of ¥1,007 (rounded to the nearest yen) of closing prices of Hitachi Koki’s common shares for the past 6 months through January 13, 2009.

(5)	Agreement Regarding Tender Offer

As per (1) above, according to the statement, which was announced by Hitachi Koki on January 14, 2009, all directors in attendance at a Hitachi Koki Board of Directors’ meeting held on the same day unanimously agreed to approve the Tender Offer.

According to the statement above, Hitachi Koki Board members Mr. Tsuneyuki Hida and Mr. Toru Inoue did not participate in discussions about and resolution of the Tender Offer at Hitachi Koki’s Board of Directors meeting, to prevent a conflict of interest because both worked for Hitachi for many years, although they are no longer Hitachi employees. Furthermore, these two individuals did not take part in discussions and negotiations with Hitachi from the standpoint of Hitachi Koki. Moreover, Hitachi Koki corporate auditor Mr. Takeo Ueno, who concurrently serves as a Hitachi director, and Hitachi Koki corporate auditor Mr. Masahiro Miyatake, who is an employee of Hitachi, did not participate in the aforementioned Board of Directors’ deliberations and refrained from offering their opinions from the standpoint of maintaining fairness and neutrality. According to the above mentioned statement, corporate auditors in attendance at Hitachi Koki Board of Directors’ meeting did not raise any objections to the Board’s approval of the Tender Offer.

(6)	Status of Listing

Hitachi Koki’s shares are listed on the First Section of the Tokyo Stock Exchange and the First Section of the Osaka Securities Exchange. Plans call for Hitachi Koki to remain listed even after completion of the Tender Offer.

2. Outline of the Tender Offer and Other Information

(1)	Outline of the Target

Company Name	Hitachi Koki Co., Ltd.

Description of Business	Manufacture and sales of power tools

Date Established	December 18, 1948

Head Office	15-1, Konan 2-chome, Minato-ku, Tokyo, Japan

Name and Title of Representative	Yasuyuki Konishi, President & Director

Paid-in Capital	¥17,813 million (As of September 30, 2008)

Major Shareholders and Shareholdings	Hitachi, Ltd. Chuo Shoji Ltd. Japan Trustee Services Bank, Ltd. The Master Trust Bank of Japan, Ltd. Trust & Custody Services Bank, Ltd.	22.98% 8.99% 6.03% 3.16% 1.46%
(As of September 30, 2008)

Relationships Between the Company and the Target	Capital Relationships	Hitachi holds 39,450,453 shares of Hitachi Koki, equivalent to a shareholding of 32.05% of the total number of shares issued, including indirect holdings of 9.07%. (As of September 30, 2008)
	Personnel Relationships	One Hitachi director and one Hitachi employee serve as Hitachi Koki corporate auditors.
	Transaction Relationships	Hitachi receives funds from Hitachi Koki under the Hitachi Group’s cash pooling system.
	Status as a Related Party	Hitachi Koki is an equity-method affiliate of Hitachi, and therefore a related party of Hitachi.

(2)	Duration of the Tender Offer

1) Initial Period of the Tender Offer in the Registration

From Monday, January 26, 2009 to Monday, March 9, 2009 (both inclusive) (30 business days)

2) Possibility of Extending the Above Period Upon Request of the Target

None

(3)	Price of Tender Offer: ¥1,300 per share

(4)	Basis of Calculation of Offer Price, etc.

1) Basis of Calculation

Hitachi requested Nomura Securities Co., Ltd., a financial adviser and third-party appraiser independent of both Hitachi and Hitachi Koki, to calculate Hitachi Koki’s share value for reference purposes in determining the Tender Offer price. Nomura Securities made separate valuations per share using the average market share price method, the comparable company analysis method and the discounted cash flow method (the “DCF” method). Hitachi received Nomura Securities’ valuation report on Hitachi Koki’s shares on January 13, 2009. The range of valuations per share of Hitachi Koki’s common stock calculated according to each method is as follows.

Average market share price method	¥719 to ¥792
Comparable company analysis method	¥699 to ¥883
DCF method	¥1,513 to ¥1,705

Firstly, under the average market share price method, Nomura Securities calculated a range per share of common stock of ¥719 to ¥792 based on the closing price of Hitachi Koki’s common stock on the First Section of the Tokyo Stock Exchange on the record date of January 9, 2009, the average closing prices for the most recent one week and for the most recent one month, and a simple average of the closing price from October 29, 2008, the day after the latest disclosure of a material event, through the record date. The latest disclosure of a material event refers to “Financial Results (Consolidated) for the Second Quarter of the Fiscal Year Ending March 31, 2009,” which was announced by Hitachi Koki on October 28, 2008.

Under the comparable company analysis method, Nomura Securities calculated a range per share of common stock of ¥699 to ¥883, evaluating Hitachi Koki’s share value by comparing share prices and financial indicators such as profitability of listed companies engaged in similar businesses to Hitachi Koki.

Finally, under the DCF method, Nomura Securities calculated a range per share of common stock of ¥1,513 to ¥1,705 after analyzing corporate value and share price by discounting free cash flows Hitachi Koki is expected to generate in the future by a certain discount rate to arrive at a net present value. This analysis was based on Hitachi Koki’s estimated future profits from the fiscal year ending March 31, 2009, taking into consideration Hitachi Koki’s business plans, a management interview conducted with Hitachi Koki, recent business performance, public information disclosures and other contributing factors.

Hitachi considered the Tender Offer price, taking comprehensively into account the valuations derived by Nomura Securities using each method in its valuation report. In addition to the valuation results supplied by Nomura Securities, Hitachi also comprehensively considered Hitachi Koki’s share price trend, whether Hitachi Koki would accept the Tender Offer, examples of premiums on tender offer prices in past examples of tender offers for share certificates, expected subscriptions to the Tender Offer and other factors. The final Tender Offer price was set at ¥1,300 per common share by Hitachi’s President and Chief Executive Officer on January 14, 2009.

The Tender Offer purchase price per share represents a premium of 75.7% (rounded to the first decimal place) on the closing price of ¥740 of Hitachi Koki’s common shares on the First Section of the Tokyo Stock Exchange on January 13, 2009. It also represents a premium of 75.0% (rounded to the first decimal place) on the simple arithmetic average of ¥743 (rounded to the nearest yen) of the closing share price of Hitachi Koki’s common shares for the past month through January 13, 2009, as well as a premium of 76.6% (rounded to the first decimal place) on the simple arithmetic average of ¥736 (rounded to the nearest yen) of the closing share price of Hitachi Koki’s common shares for the past 3 months through January 13, 2009. Furthermore, it is a 29.1% (rounded to the first decimal place) premium on the simple average of ¥1,007 (rounded to the nearest yen) of closing prices of Hitachi Koki’s common shares for the past 6 months through January 13, 2009.

2) Background of the Valuation

Hitachi Koki is an equity-method affiliate of Hitachi. However, amid ongoing technological advancement, cooperation in terms of R&D and technology in technology fields common to Hitachi Group products will be an important issue going forward. In Hitachi Koki’s strategic product field of lithium-ion battery-operated products, in particular, closer technological collaboration between Hitachi Koki and the Hitachi Group is seen as vital. Moreover, to bolster competitiveness in global markets, greater cooperation will be needed to develop the Hitachi brand, as well as to generate synergies through utilization of the Hitachi Group’s sales capabilities and expertise in various businesses.

Furthermore, with the cost and uncertainty of raising funds increasing in the wake of recent financial market turmoil, a stronger equity-based relationship with Hitachi should enable Hitachi Koki to gain further trust backed by Hitachi’s solid financial base, allowing it to formulate a stable financial strategy. This is important as Hitachi Koki develops its business globally moving forward.

Under these conditions, Hitachi and Hitachi Koki have repeatedly worked together in evaluating various initiatives to increase their respective corporate values. The two companies began examining the Tender Offer in detail around October 2008. As a result of this process, Hitachi and Hitachi Koki decided that strengthening their cooperative relationship by building a more stable equity-based relationship, which would involve Hitachi making Hitachi Koki a consolidated subsidiary, would be an effective means of increasing the corporate value of the Hitachi Group as a whole, including Hitachi and Hitachi Koki and so Hitachi decided to conduct the Tender Offer. The Tender Offer price was decided in the following manner.

i) Name of Third Party From Which the Company Obtained Valuations:

Hitachi appointed Nomura Securities Co., Ltd. in December 2008, as a financial adviser and third-party appraiser independent of both Hitachi and Hitachi Koki, to calculate Hitachi Koki’s share value for reference purposes in determining the Tender Offer price. Hitachi received a valuation report on January 13, 2009 from Nomura Securities for helping determine the Tender Offer price.

ii) Outline of the Valuation Report

Nomura Securities made separate valuations per share of Hitachi Koki’s share value using the average market share price method, the comparable company analysis method and the DCF method, in the following ranges.

Average market share price method	¥719 to ¥792
Comparable company analysis method	¥699 to ¥883
DCF method	¥1,513 to ¥1,705

iii) Process for Determining the Tender Offer Price Based on the Valuation Report

Hitachi considered the Tender Offer price, taking comprehensively into account the valuations derived by Nomura Securities using each method in its valuation report. In addition to the valuation results supplied by Nomura Securities, Hitachi also comprehensively considered Hitachi Koki’s share price trend, whether Hitachi Koki would accept the Tender Offer, examples of premiums on tender offer prices in past examples of tender offers for share certificates, expected subscriptions to the Tender Offer and other factors. The final Tender Offer price was set at ¥1,300 per common share by Hitachi’s President and Chief Executive Officer on January 14, 2009.

According to the statement, which was announced by Hitachi Koki on January 14, 2009, Hitachi Koki appointed Nikko Citigroup Limited, a financial adviser and third-party appraiser independent of both Hitachi Koki and Hitachi and requested a valuation of its share price and received a valuation report as reference material in order to consider the adequacy of the tender offer price to its shares (¥1,300 per share). According to the statement above, Hitachi Koki’s Board of Directors concluded that becoming Hitachi’s consolidated subsidiary would be beneficial from the perspective of increasing its corporate value and for the interest of its shareholders who would continuously hold its shares after the Tender Offer, referencing the above valuation report and advice relating to financial perspective from Nikko Citigroup and carefully considering various terms of the Tender Offer, possibility of utilization of Hitachi’s business resource and supposed synergies to Hitachi Koki’s operational and financial perspective due to becoming Hitachi’s consolidated subsidiary. Consequently, at a Board of Directors’ meeting held on January 14, 2009, all directors in attendance unanimously agreed to approve the Tender Offer. According to the statement above, Hitachi Koki Board members Tsuneyuki Hida and Toru Inoue did not participate in discussions about and resolution of the Tender Offer, including the aforementioned acceptance of the Tender Offer by Hitachi Koki’s Board of Directors, to prevent a conflict of interest because both worked for Hitachi for many years, although they are no longer Hitachi employees. Furthermore, these two individuals did not take part in discussions and negotiations with Hitachi from the standpoint of Hitachi Koki. Moreover, Hitachi Koki corporate auditor Takeo Ueno, who concurrently serves as a Hitachi director, and Hitachi Koki corporate auditor Masahiro Miyatake, who is an employee of Hitachi, did not participate in the aforementioned Board of Directors’ deliberations and refrained from offering their opinions from the standpoint of maintaining fairness and neutrality. According to the abovementioned statement, corporate auditors in attendance at said Hitachi Koki Board of Directors’ meeting did not raise any objections to the Board’s approval of the Tender Offer.

3) Relationship With the Third-Party Appraiser:

Nomura Securities is not a Related Party of Hitachi.

(5)	Planned Number of Share Certificates to Be Purchased

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased
12,473,000 shares	— shares	12,473,000 shares

Notes:

1.	In the event that the total number of tendered share certificates, etc., is less than or equal to the planned maximum number of shares to be purchased (12,473,000 shares), Hitachi will purchase all the share certificates, etc., tendered in the Tender Offer. If the total number of tendered share certificates, etc., exceeds the planned maximum number of shares to be purchased (12,473,000 shares), Hitachi will not purchase the excess in whole or in part. Instead, Hitachi shall determine the purchase of share certificates and handle other settlement matters on a pro rata basis, in accordance with Article 27-13, Paragraph 5 of the Financial Instruments and Exchange Law (the “Law”) of Japan and the provisions of Article 32 of the Cabinet Office Ordinance regarding disclosure of tender offers for shares, etc., by entities other than issuers (the “Ordinance”).

2.	Shares constituting less than one trading unit (tangen) are also eligible for the Tender Offer In addition, Hitachi Koki may purchase its own shares during the Tender Offer Period, pursuant to applicable laws and regulations, if shareholders owning less than one trading unit exercise their right to request purchase of their shares in accordance with the relevant provisions of the Corporation Law.

3.	Hitachi does not intend to acquire treasury shares held by Hitachi Koki through the Tender Offer.

4.	Hitachi Koki stock acquisition rights may be exercised during the Tender Offer Period. Hitachi Koki common stock issued or transferred as a result of such exercise of rights is also eligible for this Tender Offer.

(6)	Changes in Shareholding Ratio Due to Tender Offer

Number of voting rights represented by share certificates, etc., held by the Tender Offeror immediately before the Tender Offer	282,861 units	(Shareholding ratio immediately before the Tender Offer: 27.95%)

Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately before the Tender Offer	110,581 units	(Shareholding ratio immediately before the Tender Offer: 10.92%)

Number of voting rights represented by share certificates, etc., to be purchased by the Tender Offer	124,730 units	(Shareholding ratio after the Tender Offer: 51.00%)

Total number of voting rights held by all the shareholders in the Target	1,012,197 units

Notes:

1.	The “Number of voting rights represented by share certificates, etc., held by Special Related Parties immediately before the Tender Offer” represents the total number of voting rights relating to share certificates, etc., held by each Special Related Party (excluding treasury stock held by Hitachi Koki) as identified by Hitachi as of January 14, 2009.

2.	The “Number of voting rights represented by share certificates, etc., to be purchased by the Tender Offer” indicates the number of voting rights relating to share certificates, etc., that are to be purchased in the Tender Offer.

3.

The “Total number of voting rights held by all the shareholders in the Target” (Every 100 shares represent one trading unit (1 tangen)) indicates the number of voting rights of all the shareholders of the Target as of September 30, 2008, as reported in the Quarterly Report for the 2nd quarter of its 87th Business Period, submitted by Hitachi Koki on November 12, 2008. Because shares of less than one trading unit also fall within the scope of this Tender Offer, the “Shareholding ratio after the Tender Offer” was calculated based on 1,015,987 units for the “Total number of voting rights held by all the shareholders in the Target.” This was determined by adding 1,660 units (the number of voting rights corresponding to 166,038 shares of less than one trading unit after deducting 38 shares, the number of Hitachi Koki’s treasury shares that were less than one unit as of September 30, 2008 from 166,076 shares, the number of shares of less than one unit as of the same date as reported by Hitachi Koki in the aforementioned Business Report) to 1,012,197 units, the “Total number of voting rights held by all the shareholders in the Target.” Because Hitachi Koki shares that have been or could be issued or transferred due to the exercise of stock acquisition rights from September 30, 2008 to the last day of the Tender Offer Period are also eligible for the Tender Offer, 2,130 units were also added, being the maximum number of voting rights attached to Hitachi Koki shares that have been or could be issued or transferred due to the exercise of 213 stock acquisition rights as of September 30, 2008, as reported in the aforementioned Business Report.

4.	The figures in the “Shareholding ratio immediately before the Tender Offer” and the “Shareholding ratio after the Tender Offer” were rounded to second decimal places.

(7)	Tender Offer Cost: ¥16,215 million

Note:	The Tender Offer Cost is calculated by multiplying 12,473,000 shares (Planned Number of Shares to Be Purchased) by the Offer Price for each share of ¥1,300.

(8)	Method of Settlement

1) Name and Location of Head Office of Securities Companies/Banks, etc., in Charge of Settlement

Nomura Securities Co., Ltd.

9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

2) Commencement Date of Settlement

Monday, March 16, 2009

3) Method of Settlement

Method of settlement will be announced as soon as it is determined.

4) Method of Returning Share Certificates, etc.

Method of returning share certificates, etc. will be announced as soon as it is determined.

(9)	Other Conditions and Methods of Purchase, etc.

1) Conditions and Details in Each Item of Article 27-13, Paragraph 4 of the Law

If the total number of tendered share certificates, etc., is less than the planned maximum number of shares to be purchased (up to 12,473,000 shares), Hitachi will purchase all of the tendered share certificates, etc.

If the total number of tendered share certificates, etc. exceeds the planned maximum number of shares to be purchased (up to 12,473,000 shares), Hitachi will not purchase the excess in whole or in part. Instead, Hitachi shall determine the purchase of share certificates and handle other settlement matters on a pro rata basis, in accordance with Article 27-13, Paragraph 5 of the Law and the provisions of Article 32 of the Ordinance (If the number of tendered share certificates, etc., by a shareholder contains a portion of shares less than 1 trading unit (tangen: 100 shares), the number of shares to be purchased, as calculated on a pro rata basis, will be limited to the number of tendered share certificates, etc., by each shareholder.).

If the total number of shares to be purchased from each tendering shareholder, after rounding the number of shares constituting less than one trading unit resulting from pro rata calculation, is less than the planned maximum number of shares to be purchased, Hitachi will purchase one trading unit from each of the tendering shareholders, beginning with the tendering shareholder with the largest number of disregarded fractional shares due to rounding, until the planned maximum number of shares to be purchased is reached (if purchase of one additional trading unit exceeds the number of tendered share certificates, etc., the purchase will be limited to the number of tendered share certificates, etc.). However, if the planned maximum number of shares to be purchased is exceeded as a result of making purchases via this method from all tendering shareholders with the same number of disregarded fractional shares, purchases will be determined by lottery among said shareholders to the extent that the number of shares to be purchased does not fall below the planned maximum number of shares to be purchased.

If the total number of shares to be purchased from each tendering shareholder, after rounding the number of shares constituting less than one trading unit resulting from pro rata calculation, is more than the planned maximum number of shares to be purchased, Hitachi will reduce the purchase by one trading unit from each of the tendering shareholders, beginning with the tendering shareholder with the most shares rounded up to a trading unit, to the extent that the number of shares to be purchased does not fall below the planned maximum number of shares to be purchased (if the number of shares to be purchased, as calculated on a pro rata basis, contains a portion of shares less than one trading unit, the purchase will be reduced by that amount). However, if the planned maximum number of shares to be purchased is not reached as a result of reducing purchases via this method from all tendering shareholders with the same number of fractional shares raised to a trading unit, reductions will be determined by lottery among said shareholders to the extent that the number of shares to be purchased does not fall below the planned maximum number of shares to be purchased.

2)	Conditions of Withdrawal of Tender Offer, Details Thereof and Method of Disclosure Withdrawal

Upon the occurrence of any event falling under the provisions of Article 14, Paragraph 1, Items 1.1 or 1.9 and 1.12 or 1.18, Items 3.1 or 3.8, Item 4, and Article 14, Paragraph 2, Items 3 or 6, of the Enforcement Regulations of the Financial Instruments and Exchange Law (the “Enforcement Regulations”), the Tender Offeror may withdraw the Tender Offer. If the Tender Offeror decides to withdraw the Tender Offer, the Tender Offeror will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay.

3)	Conditions for Reducing Tender Offer Price, Details Thereof and Method of Disclosing Reduction

If Hitachi Koki takes any actions provided for in Article 13, Paragraph 1 of the Enforcement Regulations during the Tender Offer Period in accordance with the provisions of Article 27-6, Paragraph 1, Item 1 of the Law, the Tender Offer price may be reduced in accordance with the provisions of Article 19, Paragraph 1 of the Ordinance.

If the Tender Offeror decides to reduce the Tender Offer price, the Tender Offeror will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If the Tender Offer price is reduced, share certificates tendered before the public notice will also be purchased at the reduced Tender Offer price.

4)	Matters Concerning Tendering Shareholders’ Rights to Cancel Contracts

Any tendering shareholder may cancel a contract relating to the Tender Offer at any time during the Tender Offer Period. Tendering shareholders intending to cancel a contract should deliver or send a Cancellation Statement for Tender Offer Agreement (the “Cancellation Statement”) along with the tender offer application acceptance receipt to the head office or nationwide branch offices of the agent designated below, by 3:30 p.m. on the last day of the Tender Offer Period. Provided, however, that cancellations sent by tendering shareholders, must reach the said offices by no later than 3:30 p.m. on the last day of the Tender Offer Period.

The agent with the authority to receive a Cancellation Statement:

Nomura Securities Co., Ltd.	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo
(other nationwide branch offices in Japan)

Hitachi will not make any claim for damages or the payment of penalties to a tendering shareholder if a tendering shareholder cancels a contract. In addition, Hitachi will bear the costs of returning tendered share certificates, etc.

5)	Method of Disclosure If Conditions, etc., of the Tender Offer Are Changed

If the Tender Offeror decides to change Tender Offer conditions, etc., the Tender Offeror will make a public notice electronically, and publish a notice in the Nihon Keizai Shimbun detailing the changes. Provided, however, that if it is difficult to make such a public notice by the end of the Tender Offer Period, the Tender Offeror will make an announcement as provided for in Article 20 of the Ordinance and thereafter give notice without delay. If Tender Offer conditions, etc., are changed, share certificates tendered before the public notice will also be purchased under the amended conditions.

6)	Method of Disclosure When Submitting an Amended Statement

If an Amendment to the Tender Offer Registration Statement is filed with the Director of the Kanto Local Finance Bureau in Japan, the Tender Offeror will immediately announce details from the amended statement that relate to the contents of the public notice of the commencement of the Tender Offer, in accordance with the manner prescribed by Article 20 of the Ordinance. The Tender Offeror will also immediately change the Tender Offer Explanatory Statement and deliver the amended document to tendering shareholders who have already received the Tender Offer Explanatory Statement. However, if the changes are only minor in nature, the Tender Offeror will prepare a document stating the reasons for such amendments, the items that have been amended and the details, and deliver said document to tendering shareholders.

7)	Method of Disclosing Tender Offer Results

The Tender Offeror will publicly announce the results of the Tender Offer the day after the last day of the Tender Offer Period, in accordance with the provisions of Article 9-4 of the Enforcement Regulations and of Article 30-2 of the Ordinance.

8)	Other

This Tender Offer is not being made, either directly or indirectly, in or to the United States. Nor are the U.S. postal service or other means or instrumentality of interstate or international commerce, including, but not limited to, telephones, telexes, facsimile transmissions, e-mails or internet communications, being utilized in making the Tender Offer. The Tender Offer is also not being made through securities exchange facilities in the United States. The Tender Offeror cannot accept applications to the Tender Offer made by said methods or measures or through said facilities or from the United States.

The Tender Offer Registration Statement or related purchase documentation will not be delivered or sent by the postal service or any other means in, to, or from the United States. The Tender Offeror will not accept any applications to the Tender Offer that are in violation, directly or indirectly, of the above restrictions.

When applying to the Tender Offer, tendering shareholders (in the case of foreign shareholders, their standing proxy) may be requested to make declarations and warranties to Hitachi or the Tender Offer Agent concerning the following:

(i) The tendering shareholder is not resident in the United States at either the time of application or when sending Tender Offer application forms.

(ii) The tendering shareholder has not, directly or indirectly, received or sent any information (including copies) regarding the Tender Offer in, to or from the United States.

(iii) The tendering shareholder has not, directly or indirectly, used the U.S. postal service, or any other means or instrumentality of U.S. interstate or international commerce, including, but not limited to, telephones, telexes, facsimile transmissions, e-mails or internet communications, and has not used securities exchange facilities in the United States to sign and deliver Tender Offer application forms.

(iv) The tendering shareholder is not acting as an agent without discretionary power or as a depositary for others (excluding cases where said person submits all purchase instructions from outside the United States).

(10)	Date of Public Notice of Commencement of the Tender Offer

Monday, January 26, 2009

(11)	Tender Offer Agent

Nomura Securities Co., Ltd.	9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo

3.	Management Policy and Outlook After Completion of the Tender Offer

(1)	Management Policy After Completion of the Tender Offer

Refer to “1. Purpose of the Tender Offer” with regard to the management policy after completion of the Tender Offer.

(2)	Outlook for Future Business Performance After Completion of the Tender Offer

The expected impact of the Tender Offer on the Hitachi Group’s business results will be announced as soon as it is determined.

4.	Other Information

(1)	Agreement Between the Tender Offeror and the Target and/or Its Directors

Please refer to “1. Purpose of the Tender Offer” with regard to the existence of an agreement and details thereof between Hitachi and Hitachi Koki and/or its directors.

(2)	Other Information Considered Necessary for Helping Investors Decide Whether to Subscribe to the Tender Offer

Hitachi Koki submitted its Quarterly Report for the 2nd quarter of its 87th Business Period on November 12, 2008. A summary of Hitachi Koki’s consolidated operating results and other financial information based on this report is provided in the tables below.

1)	Operating Results (Millions of yen)

Accounting Period	First Half of 87th Business Period (April 1, 2008 to September 30, 2008)
Net sales	84,207
Cost of sales	48,486
Selling, general and administrative expenses	24,831
Non-operating income	669
Non-operating expenses	1,547
Net income	6,834

Note: Net sales exclude consumption tax, etc.

2)	Data per Share (Yen)

Accounting Period	First Half of 87th Business Period (April 1, 2008 to September 30, 2008)
Net income per share	67.42
Dividend per share	24.00
Net assets per share	1,212.91

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Other Cautionary Matters

•

In accordance with the provisions of the Financial Instruments and Exchange Law, Article 167, paragraph 3 and its Enforcement Order, Article 30, anyone having read this press release is considered a primary recipient of information from the viewpoint of insider trading regulations. We accordingly urge you to exercise due care as you may be prohibited from purchasing the stocks of Hitachi Koki before 12 hours have passed from the time of this announcement. If you are held liable under criminal, civil, or administrative laws for making such a prohibited purchase, we note that Hitachi will assume no responsibility whatsoever.

•

This announcement is a press release announcing the tender offer and has not been prepared for the purpose of soliciting an offer to sell stocks. If shareholders wish to make an offer to sell their stocks, they should first read the Explanatory Document for the tender offer and make their own decision. This press release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefore.

•

This press release contains certain forward-looking statements based on the Company’s Management’s current view of future business developments that may occur upon successful completion of the tender offer. Various factors may cause actual results to differ materially from the forward-looking statements.

•

The tender offer is not being made, directly or indirectly, in or into the United States, or by the use of the mails, or by any other means or instrumentality (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and internet communications) of interstate or foreign commerce, or by any facility of a national securities exchange of the United States of America. Accordingly, copies of offering documents are not being, and must not be, mailed or otherwise be forwarded, transmitted, distributed or sent in, into or from the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported application of the tender offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.

•

Some countries or regions may impose restrictions on the announcement, issue or distribution of this press release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the tender offer is illegal, even upon receiving this press release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy stocks relating to the tender offer and shall be deemed a distribution of materials for informative purposes only.

# # #